all adjustments that are, in the opinion of management, necessary for a fair statement of the results. These adjustments are of a normal recurring nature.

(In thousands of dollars except per share information)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2014				
Total revenues (1)	$ 28,071	$ 52,098	$ 24,486	$ 23,037
Total operating costs and expenses	28,721	18,270	17,799	117,308
Operating income (loss)	(650)	33,828	6,687	(94,270)
Net income (loss)	(7,038)	24,712	3,109	(98,332)
Basic net income (loss) per share	$ (0.12)	$ 0.43	$ 0.05	$ (1.70)
Diluted net income (loss) per share	$ (0.12)	$ 0.43	$ 0.05	$ (1.70)

(In thousands of dollars except per share information)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2013				
Total revenues (1)	$ 44,137	$ 29,118	$ 37,740	$ 58,282
Total operating costs and expenses	22,634	17,452	29,636	22,331
Operating income	21,503	11,666	8,104	35,951
Net income	7,188	7,121	2,386	26,377
Basic net income per share	$ 0.12	$ 0.12	$ 0.04	$ 0.46
Diluted net income per share	$ 0.12	$ 0.12	$ 0.04	$ 0.46

(1)   Gabon crude oil sales are a function of the number and size of crude oil liftings in each quarter from the floating production, storage and offloading ("FPSO") facility.

Quarterly income per share is based on the weighted average number of shares outstanding during the quarter. Because of changes in the number of shares outstanding during the quarters due to the exercise of stock options and issuance of common stock, the sum of quarterly earnings per share may not equal earnings per share for the year.

15.   SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following information is being provided as supplemental information in accordance with certain provisions of ASC Topic 932 – *Extractive Activities- Oil and Gas*. The Company's reserves are located offshore of Gabon and in Texas. The following tables set forth costs incurred, capitalized costs, and results of operations relating to oil and natural gas producing activities for each of the periods. (See Footnote 1 – "ORGANIZATION")

Costs Incurred in Oil and Gas Property

Acquisition, Exploration and Development Activities

(In thousands)	United States		
	2014	2013	2012
Costs incurred during the year:			
Exploration - capitalized	$ -	$ -	$ 2,602
Exploration - expensed	-	11,497	38,159
Acquisition	-	-	1,630
Development	8	113	9,689
Total	$ 8	$ 11,610	$ 52,080

(In thousands)	International		
	2014	2013	2012
Costs incurred during the year:			
Exploration - capitalized	$ -	$ 2,942	$ 5,916
Exploration - expensed	15,358	12,431	2,878
Acquisition	-	-	10,000
Development	79,722	54,420	4,022

| Total | $ | 95,080 | $ | 69,793 | $ | 22,816 |

Exploration expense includes $13.3 million, $23.9 million and $37.3 million for dry hole expense in 2014, 2013 and 2012, respectively. The dry hole expense for 2014 was attributable to one unsuccessful exploration well spudded in the fourth quarter of

F-19

Table of Contents

Oil and gas revenues decreased $6.9 million and $41.7 million in the three and nine months ended September 30, 2015 compared to the same periods of 2014. The decrease in revenue is primarily related to significantly lower realized oil prices, which are due to decreases in the Dated Brent market price and an adverse increase in marketing differentials for our crude.

The revenue changes in the three and nine months ended September 30, 2015 identified as related to changes in price or volume are shown in the table below:

(in thousands)	Three Months	Nine Months
Price	$ (13,134)	$ (53,630)
Volume	6,194	11,893
	$ (6,940)	$ (41,737)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2015	2014	2015	2014
Gabon net oil production (MBbls)	431	358	1,215	1,085
Gabon net oil sales (MBbls)	396	255	1,223	989
USA net oil sales (MBbls)	1	1	4	3
Net oil sales (MBbls)	397	256	1,227	992
Net gas sales (MMcf)	53	55	146	181
Net oil equivalents (MBOE)	406	265	1,251	1,022
Average realized oil price ($/Bbl)	$ 43.97	$ 94.67	$ 51.02	$ 104.68
Average realized gas price ($/Mcf)	2.75	4.62	2.74	4.66
Weighted average realized price ($/BOE)	43.37	92.35	50.35	102.42
Average Europe Brent spot* ($/Bbl)	50.44	101.90	55.08	106.56

*Average of daily Europe Brent spot prices posted on the U.S. Energy Information Administration website.

Crude oil sales are a function of the number and size of crude oil liftings in each quarter from the FPSO, and thus crude oil sales do not always coincide with volumes produced in any given quarter. We made three and eight liftings in the three and nine months ended September 30, 2015, while we made two and seven liftings in the same periods of 2014. Our share of oil inventory aboard the FPSO, excluding royalty barrels, was approximately 55,000 and 117,000 barrels at September 30, 2015 and 2014.

Production expenses increased $0.7 million and $5.0 million in the three and nine months ended September 30, 2015 compared to the same periods of 2014. Overall production expenses are higher as a result of having two additional platforms operating during the period and as a result of increased production volumes, partially offset by a decrease in the domestic market obligation. The domestic market obligation is a required subsidy paid to the Gabonese government to help fund the country's refinery needs. Production expenses in the nine months ended September 30, 2015 are also higher because the first quarter of 2015 included expenses of $1.4 million related to preconstruction costs for a centralized processing facility to remove H_2S from the sour production on the block.

Exploration expense increased $8.4 million and $22.4 million in the three and nine months ended September 30, 2015 compared to the same periods of 2014. During the three months ended September 30, 2015, we charged to dry hole costs $9.2 million of exploratory well costs incurred in 2012 related to the N'Gongui No. 2 discovery that had been capitalized pending the determination of proved reserves. The following table shows exploration expense in detail. Differences in dry hole costs are the primary reason for higher exploration expenses in the nine months ended September 30, 2015. Exploration expense was primarily comprised of the unsuccessful exploratory well offshore Angola in 2015 and the unsuccessful exploratory well offshore Gabon in 2014.

(in thousands)	Three Months Ended September 30,				Nine Months Ended September 30,			
		2015		2014		2015		2014
Exploration expenses:								
Dry hole costs	$	8,977	$	-	$	33,502	$	11,700
Unproved leasehold impairment		-		1		3,346		1,573
Seismic		13		562		625		1,446
Other		17		35		106		494
Total exploration expenses	$	9,007	$	598	$	37,579	$	15,213

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ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's results of operations are dependent upon the difference between prices received for its oil and gas production and the costs to find and produce such oil and gas. Oil and gas prices have been and are expected in the future to be volatile and subject to fluctuations based on a number of factors beyond the control of the Company. The Company does not presently have any active hedges in place, but may do so in the future.

ITEM 4. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. The Company's management, including the Company's principal executive officer and principal financial officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on that evaluation, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this Quarterly Report on Form 10-Q. There were no changes in the Company's internal controls over financial reporting that occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

On May 14, 2013, the Committee of Sponsoring Organizations of the Treadway Commission (COSO) issued an updated version of its Internal Control – Integrated Framework (2013 Framework). Originally issued in 1992 (1992 Framework), the framework helps organizations design, implement and evaluate the effectiveness of internal control concepts and simplify their use and application. The 1992 Framework remains available during the transition period, which extends to December 15, 2014, after which time COSO will consider it as superseded by the 2013 Framework. As of March 31, 2014, the Company continues to utilize the 1992 Framework during the transition to the 2013 Framework by the end of 2014.

16

For the six months ended June 30, 2014, exploration expense was $14.6 million, primarily comprised of $11.7 million related to an unsuccessful offshore Gabon exploration well and $1.6 million related to the impairment of leasehold costs offshore Gabon. Additional exploration costs incurred for the three months ended June 30, 2014 were $1.0 million in Angola related to seismic processing.

For the six months ended June 30, 2013, exploration expense was $10.4 million, including $6.4 million related principally to the Company's dry-hole costs in its United States properties, and $3.0 million dry-hole costs related to the unsuccessful Ebouri appraisal well. Additional exploration costs incurred in the six months ended June 30, 2013 were $0.4 million onshore Gabon, $0.3 million offshore Gabon, and $0.2 million in Equatorial Guinea.

Depreciation, depletion and amortization expenses were $11.2 million for the six months ended June 30, 2014 compared to $7.1 million for the six months ended June 30, 2013. The higher depreciation, depletion and amortization expenses during the six months ended June 30, 2014 compared to the same period in 2013 were primarily due to higher sales volumes in Gabon and an increase in depletion rates.

General and administrative expenses for the six months ended June 30, 2014 and 2013 were $6.7 million and $6.1 million, respectively. The increase in general and administrative costs for the six months ended June 30, 2014 compared to the same period in 2013 was primarily due to increased personnel, and higher support services costs. For six month ended June 30, 2014 and 2013, the Company benefited from overhead reimbursements associated with production and development operations on the Etame Marin block.

Other Income (expense)

Other expense for the six months ended June 30, 2014 was $0.4 million, compared to other expense of $55,000 for the same period in 2013. The other expense is comprised principally of foreign exchange loss recorded in the six months ended June 30, 2014 and 2013.

Income Taxes

Income tax expense amounted to $15.1 million and $18.8 million for the six months ended June 30, 2014 and 2013, respectively. In the six months ended June 30, 2014 and 2013, the income taxes were all paid in Gabon. Income taxes in the six months ended June 30, 2014 were lower due to a lower percentage of oil allocated as "profit oil" versus "cost oil." The income taxes the consortium pays the government of Gabon is an allocation of the remaining profit oil production from a specific contract area ranging from 50% to 60% of the oil remaining after deducting the royalty and the cost oil.

Net Income

Net income for the six months ended June 30, 2014 was $17.7 million, compared to a net income of $14.3 million for the same period in 2013. Net income increased due to increase in revenue as a result of higher sales volumes lifted in the six months ended June 30, 2014.

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's results of operations are dependent upon the difference between prices received for its oil and gas production and the costs to find and produce such oil and gas. Oil and gas prices have been and are expected in the future to be volatile and subject to fluctuations based on a number of factors beyond the control of the Company. The Company does not presently have any active hedges in place, but may do so in the future.

ITEM 4.   CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. The Company's management, including the Company's principal executive officer and principal financial officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on that evaluation, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this Quarterly Report on Form 10-Q. There were no changes in the Company's internal controls over financial reporting that occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting.

17

per Mcf for the nine months ended September 30, 2014, compared to sales volumes of 257 MMcf at an average price of $4.50 per Mcf for the same period in 2013.

Production expenses for the nine months ended September 30, 2014 were $21.6 million compared to $28.0 million for the nine months ended September 30, 2013. The lower production expenses for the nine months ended September 30, 2014 compared to 2013 were primarily associated with lower workover costs to replace electrical submersible pumps on offshore Gabon wells and due to lower FPSO related expenses.

For the nine months ended September 30, 2014, exploration expense was $15.2 million, primarily comprised of $11.7 million related to an unsuccessful offshore Gabon exploration well and $1.6 million related to the impairment of leasehold costs offshore Gabon. Additional exploration costs incurred for the three months ended September 30, 2014 were $2.0 million related to seismic processing in Angola.

For the nine months ended September 30, 2013, exploration expense was $21.5 million, including $11.4 million related to the Company's unsuccessful exploration activities in the United States properties and $9.0 million in dry-hole costs related to two unsuccessful offshore Gabon exploration wells. Additional exploration costs incurred in the nine months ended September 30, 2013 were $0.5 million onshore Gabon, $0.5 million offshore Gabon, and $0.2 million in Equatorial Guinea.

Depreciation, depletion and amortization expenses were $15.4 million for the nine months ended September 30, 2014 compared to $11.0 million for the nine months ended September 30, 2013. The higher depreciation, depletion and amortization expenses during the nine months ended September 30, 2014, compared to the same period in 2013, were primarily due to higher depletion rates. Depletion rates increased to $11.58 per Bbl for the nine months ended September 30, 2014 compared to $9.54 per Bbl for the nine months ended September 30, 2013.

General and administrative expenses for the nine months ended September 30, 2014 and 2013 were $10.7 million and $8.0 million, respectively. The increase in general and administrative costs for the nine months ended September 30, 2014 compared to the same period in 2013 was primarily due to increased personnel costs, and higher professional support services costs. For nine month ended September 30, 2014 and 2013, the Company benefited from overhead reimbursements associated with production and development operations on the Etame Marin block.

During the nine months ended September 30, 2014, the Company recorded a bad debt allowance of $1.8 million related to past due reimbursements of Value Added Tax ("VAT") from the government of Gabon. The allowance pertains to amounts owing in excess of twelve months.

Other Income (expense)

Other expense for the nine months ended September 30, 2014 was $0.2 million, compared to other expense of $0.1 million for the same period in 2013. The other expense is comprised principally of foreign exchange losses recorded in the nine months ended September 30, 2014 and 2013.

Income Taxes

Income tax expense amounted to $18.9 million and $24.5 million for the nine months ended September 30, 2014 and 2013, respectively. In the nine months ended September 30, 2014 and 2013, the income taxes were all incurred in Gabon. Income taxes in the nine months ended September 30, 2014 were lower due to lower sales volumes and a lower percentage of oil allocated as "profit oil" versus "cost oil." The income taxes the consortium pays the government of Gabon is an allocation of the remaining profit oil production from a specific contract area ranging from 50% to 60% of the oil remaining after deducting the royalty and the cost oil.

Net Income

Net income for the nine months ended September 30, 2014 was $20.8 million, compared to a net income of $16.7 million for the same period in 2013, primarily due to lower expenses.

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's results of operations are dependent upon the difference between prices received for its oil and gas production and the costs to find and produce such oil and gas. Oil and gas prices have been and are expected in the future to be volatile and subject to fluctuations based on a number of factors beyond the control of the Company. The Company does not presently have any active hedges in place, but may do so in the future.

19

per Bbl decrease in oil price would be expected to cause a $2.0 million per quarter ($8.0 million annualized) reduction in revenues and operating income (loss) and a $1.8 million per quarter ($7.0 million annualized) reduction in net income (loss).

We had no commodity price derivatives in place as of the date of this report, or throughout 2015 and 2014.

ITEM 4. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports we file or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated our management, including the principal executive officer and principal financial officer to allow timely decisions regarding required disclosure. Our management, including the principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Quarterly Report on Form 10-Q. As described in the Annual Report on Form 10-K for the year ended December 31, 2014, material weaknesses were identified in our internal control over financial reporting related to (1) internal control over the preparation and review of the impairment evaluation of oil and gas properties and (2) the control environment, risk assessment and internal controls over financial reporting due to insufficient financial reporting resources. Based on that evaluation, our principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures were not effective as of the end of the period covered by this Quarterly Report on Form 10-Q as a result of these material weaknesses.

In response to the identified material weaknesses, our management, with oversight from our Audit Committee, is taking certain actions to remediate the material weaknesses described above. In March 2015, we hired an experienced corporate controller to fill a vacancy created during the fourth quarter of 2014. In connection with the Form 10-Q for the June 30, 2015 period, our management redesigned controls over management's review of the evaluation of impairment testing of oil and gas properties to address the associated risks and further expanded the procedures for reviewing data used as inputs into the oil and gas properties impairment calculation. In addition, our management has executed a plan to manage the impact of personnel turnover by enhancing the business understanding and relevant knowledge possessed by those responsible for ensuring proper management review and effective financial reporting controls.

Management is committed to improving our internal control processes and believes that the measures described above should remediate the material weaknesses identified and strengthen internal control over financial reporting. As we continue to evaluate and improve internal control over financial reporting, additional measures to remediate the material weaknesses or modifications to certain of the remediation procedures described above may be necessary. We expect to complete the required remedial actions during fiscal year 2015. While senior management and our Audit Committee are closely monitoring the implementation of these remediation plans, we cannot provide any assurance that these remediation efforts will be successful or that internal control over financial reporting will be effective as a result of these efforts. Until the remediation steps set forth above are fully implemented and operating for a sufficient period of time, the material weaknesses described above will continue to exist.

Except for the activities taken related to the remediation of the material weakness described above, there were no changes in our internal controls over financial reporting that occurred during three months ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

We are subject to litigation claims and governmental and regulatory proceedings arising in the ordinary course of business. It is management's opinion that all claims and litigation we are involved in are not likely to have a material adverse effect on our consolidated financial position, cash flows or results of operations.

ITEM 1A. RISK FACTORS

Our business faces many risks. Any of the risks discussed elsewhere in this Form 10-Q and our other SEC filings could have a material impact on our business, financial position or results of operations. Additional risks and uncertainties not presently know to us or that we currently believe to be immaterial may also impair our business operations.

For a discussion of our potential risks and uncertainties, see the information in Item 1A "Risk Factors" in our 2014 Annual Report on Form 10-K and our Quarterly Report on Form 10-Q for the quarter ending March 31, 2015. Except for the risk factor set forth below, there have been no material changes in our risk factors from those described in our 2014 Annual Report and our Quarterly Report on Form 10-Q for the quarter ending March 31, 2015.

If the assumptions underlying our accruals for abandonment costs are too low, we could be required to expend greater amounts than expected.

Almost all of our producing properties are located offshore. The costs to abandon offshore wells may be substantial. For financial accounting purposes, we record the fair value of a liability for an asset retirement obligation on the balance sheet in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. The estimated liability is reflected as Asset retirement obligation in the balance sheets. In 2011, as part of securing the first of two five-year extensions, to the Etame field

23

2015 – Financial Guidance

BOPD	3,900 – 4,600
OPEX ($/bbl)	$30.0 - $33.0
Workovers ($MM)	$3.0 MM - $6.0 MM
G&A ($MM)	$12.5 MM - $15 MM
DD&A ($/bbl)	$15.0 - $18.0
CAPEX ($MM)	$65.0 - $75.0

21

VAALCO ENERGY, INC.





2015 Guidance (As of November 10, 2015)

Production (BOEPD)	4,400 – 4,700*
*4th Quarter Guidance 4,600 – 5,000	

Production Expense[1]	$33.0 - $34.0 MM*
	($19.00 - $20.00 per BOE)
*4th Quarter Guidance $7.5 MM - $8.5 MM	
($16.50 - $18.50 per BOE)	

Workovers	$6.0 - $9.0 MM*
*3 Planned 4th Quarter Workovers	

Total G&A	$15.0 - $16.0 MM
Cash G&A	$11.5 - $12.0 MM
Non Cash G&A	$3.5 - $4.0 MM

DD&A ($/Bbl)	$19.00 - $22.00/Bbl*
*4th Quarter Guidance $20.00 - $22.00/Bbl	

CAPEX	$83.0 - $86.0 MM

[1] Excludes ~$1.4MM non-cash costs of centralized processing facility

VAALCO ENERGY, INC.

The table below indicates the amount of compensation payable by us to our Named Executive Officers including: cash severance, and accelerated stock option and restricted stock award vesting, upon different termination events. No amounts are payable in the form of cash bonuses, or, except in the case of Mr. Guidry, continuation of employee benefits such as health coverage. In 2015, the Compensation Committee plans to consider alternative metrics for calculating payments associated with the different termination events.

Name of Executive Officer and Type of Compensation	Voluntary Resignation ($)	Involuntary Termination For Cause ($)	Involuntary Termination without Cause or for Good Reason ($)	Termination in Connection with Change in Control ($)	Termination in the Event of Disability ($)	Termination in the Event of Death ($)	Termination in the Event of Retirement ($)
Steven P. Guidry							
Cash Severance	—	—	895,000	895,000	895,000	895,000	—
Health Care Premiums			27,204	27,204	27,204	27,204	
Accelerated Restricted Stock Vesting	—	—	—	491,796	—	—	—
Accelerated Stock Option Award Vesting (1)	—	—	—	1,233,026	—	—	—
Total	—	—	922,204	2,647,026	922,204	922,204	—
W. Russell Scheirman							
Cash Severance	—	—	—	—	—	—	—
Accelerated Restricted Stock Vesting	—	—	—	77,520	—	—	—
Accelerated Stock Option Award Vesting (1)	—	—	—	246,230	—	—	—
Total	—	—	—	323,750	—	—	—
Gregory R. Hullinger							
Cash Severance	—	—	—	—	—	—	—
Accelerated Restricted Stock Vesting	—	—	—	59,362	—	—	—
Accelerated Stock Option Award Vesting (1)	—	—	—	224,612	—	—	—
Total	—	—	—	283,974	—	—	—
Gayla M. Cutrer							
Cash Severance	—	—	—	—	—	—	—
Accelerated Restricted Stock Vesting	—	—	—	45,600	—	—	—
Accelerated Stock Option Award Vesting (1)	—	—	—	171,594	—	—	—
Total	—	—	—	217,194	—	—	—

(1)	Amounts include the aggregate proportionate fair value for stock option grants made in 2013 and 2014 which were not vested at December 31, 2014 that would have been recognized as compensation costs for financial reporting purpose for the fiscal year ended December 31, 2014. All non-vested options had no intrinsic value at December 31, 2014, as they were granted at a price higher than the stock price at the close of December 31, 2014.

27

Table of Contents

The table below indicates the amount of compensation payable by us to our Named Executive Officers, including: cash severance, and accelerated stock option and restricted stock award vesting, upon different termination events. No amounts are payable in the form of cash bonuses, or, except in the case of Mr. Guidry, continuation of employee benefits such as health coverage. For the sake of completeness, the amounts reflected with respect to Mr. Guidry are calculated based upon the terms of his amended and restated employment agreement described above, even though such agreement was entered into during 2015. For additional detail regarding the terms and conditions of the relevant plans and agreements, please see the descriptions presented below.

Name of Executive Officer and Type of Compensation	Voluntary Resignation ($)	Involuntary Termination For Cause ($)	Involuntary Termination without Cause or for Good Reason ($)	Termination in Connection with Change in Control ($)	Termination in the Event of Disability ($)	Termination in the Event of Death ($)	Termination in the Event of Retirement ($)
Steven P. Guidry							
Cash Severance	—	—	895,000	1,790,000(1)	895,000	895,000	—
Health Care Premiums			27,204	27,204	27,204	27,204	
Accelerated Restricted Stock Vesting	—	—	—	491,796	—	—	—
Accelerated Stock Option Award Vesting (2)	—	—	—	1,233,026	—	—	—
Total	—	—	922,204	3,542,023	922,204	922,204	—
W. Russell Scheirman							
Cash Severance	—	—	—	—	—	—	—
Accelerated Restricted Stock Vesting	—	—	—	77,520	—	—	—
Accelerated Stock Option Award Vesting (2)	—	—	—	246,230	—	—	—
Total	—	—	—	323,750	—	—	—
Gregory R. Hullinger							
Cash Severance	—	—	—	—	—	—	—
Accelerated Restricted Stock Vesting	—	—	—	59,362	—	—	—
Accelerated Stock Option Award Vesting (2)	—	—	—	224,612	—	—	—
Total	—	—	—	283,974	—	—	—
Gayla M. Cutrer (3)							
Cash Severance	—	—	—	—	—	—	—
Accelerated Restricted Stock Vesting	—	—	—	45,600	—	—	—
Accelerated Stock Option Award Vesting (2)	—	—	—	171,594	—	—	171,594
Total	—	—	—	217,194	—	—	171,594

(1) For the sake of completeness, amounts with respect to Mr. Guidry have been calculated assuming that his Amended and Restated Executive Employment Agreement (described below) was in effect on December 31, 2014. Pursuant to the terms of his employment agreement as in effect on December 31, 2014, Mr. Guidry would have been entitled to $895,000 in cash severance based upon the other assumptions set forth herein.

(2) Amounts include the aggregate proportionate fair value for stock option grants made in 2013 and 2014 which were not vested at December 31, 2014 that would have been recognized as compensation costs for financial reporting purpose for the fiscal year ended December 31, 2014. All non-vested options had no intrinsic value at December 31, 2014, as they were granted at a price higher than the stock price at the close of December 31, 2014.

(3) As described below, subsequent to December 31, 2014, Ms. Cutrer entered into an Employment Agreement and Separation Agreement whereby she will continue to provide services to the Company on a part-time basis through January 2, 2016, whereupon she will retire and receive a cash payment in the amount of $9,538.12 and full vesting of any outstanding restricted shares she holds.

A-26